February 22, 2007

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Herbert Lindo
Chief Executive Officer
Kenilworth Systems Corporation
185 Willis Avenue
Mineola, New York 11501

       Re: Form 8-K/A filed February 22, 2007
             File No.: 0-08962

Dear Mr. Lindo:

We have reviewed your filing and have the following comments. You should revise your document in response to these comments. In addition, please provide a response letter via Edgar in response to all our comments in this letter as well as the letter dated February 13, 2007, within five business days of the date of this letter

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K to report resignation of previous accountants</u>

1.   The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

2.   Please repeat all the revised disclosures included in Form 8-K/A filed on February 22, 2007.

<u>Exhibit 16:</u>

3.   Please file a letter from your former accountant, indicating whether or not they agree with your revised disclosures. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

<u>Other</u>

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

E. L. Simpson

Effie Simpson
Staff Accountant

VIA FACSIMILE: Herbert Lindo, CEO
(516) 741-7194